August 14, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Federal Home Loan Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 9, 2012
Form 10-Q for Quarterly Period Ended March 31, 2012
Filed May 3, 2012
File No. 001-34139

Dear Ms. Hayes:

This letter is to inform you that we have received your letter dated August 3, 2012 regarding the periodic financial statements shown above. As discussed with you on August 9, 2012, we plan to submit our response to your letter no later than August 31, 2012. Submission on this date is subject to approval from the Federal Housing Finance Agency, our regulator and conservator.

If you have any questions about this submission, please contact Timothy Kviz, Vice President – Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel – Securities (703-903-2710).

Sincerely,

/s/ Timothy S. Kviz

Timothy S. Kviz
Vice President – Accounting Policy

cc:	Mr. Donald H. Layton, Chief Executive Officer
Mr. Ross J. Kari, Executive Vice President and Chief Financial Officer
Ms. Carolyn H. Byrd, Freddie Mac Audit Committee Chairman
Mr. John Oliver, PricewaterhouseCoopers LLP
Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency